**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549**

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated February 20, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD POSTS STRONG FULL-YEAR OPERATING RESULT AND IMPROVED GUIDANCE FOR 2018**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

20 February 2018

NEWS RELEASE

AngloGold Posts Strong Full-Year Operating Result and Improved Guidance for 2018

(JOHANNESBURG – NEWS RELEASE) - AngloGold Ashanti achieved guidance for the fifth straight year in 2017 as it achieved a 4% increase in production, progressed the restructuring of its South African portfolio and advanced its brownfield projects according to plan – all whilst generating $125m in free cash flow before growth investment. Its outlook for 2018 sees improvements across key metrics and also a decision to move ahead with redevelopment of its Obuasi Gold Mine in Ghana, subject to Parliamentary ratification.

Production rose to 3.755Moz at an all-in sustaining cost of $1,054/oz in the 12 months through to December 31, 2017, from 3.628Moz at $986/oz in the previous year, despite restructuring in South Africa. Stronger year-on-year operating performance from the International Operations helped to more than offset a lower output from South Africa, where an agreement was reached to sell the Moab Khotsong and Kopanang mines, and where TauTona is undergoing an orderly closure process.

"We delivered a strong production and cost performance, which ultimately funded our reinvestment and restructuring programme," Chief Executive Officer Srinivasan Venkatakrishnan said. "In ensuring we maintain focus on our long-term strategy, our portfolio improvement projects were again executed on time and on schedule, and we continued to make progress on improving safety."

The strong operating and financial performance in 2017 has further strengthened the foundation for AngloGold Ashanti's future. The slate of high-return projects - all with attractive payback periods - is expected to deliver higher-margin production, extend lives and improve predictability at key assets. Production from operations is set to improve in 2018, as are all-in sustaining costs, while capital expenditure is expected to fall despite the decision to reinvest at Obuasi.

Headline earnings for the year were $27m, or 6 cents per share, compared with $111m, or 27 cents per share in 2016. Headline earnings for 2017 includes the impact of retrenchment provisions in the South Africa region of $71m (post-tax) and the provision for silicosis claims of $46m (post-tax). Excluding the impact of the abnormal items, headline earnings would have increased from $27m to $144m.

BALANCE SHEET

The balance sheet remains robust with strong liquidity and long-dated maturities providing significant financial flexibility. Adjusted earnings before interest, tax, depreciation and amortisation (Adjusted EBITDA) of $1,483m in 2017 decreased by $65m, or 4% from the previous year, resulting in a 34%

Adjusted EBITDA margin. Adjusted EBITDA for the year excludes the impact of the South African redundancy costs and impairments but includes the impact of the estimated silicosis provision..

Net debt to Adjusted EBITDA at the end of December 2017 was 1.35 times compared with 1.56 times at the end of June 2017 and 1.24 times at the end of December 2016. Management has successfully maintained financial flexibility by remaining at or below targeted leverage levels, and well below the covenant ratio of 3.5 times which applies under the Company's revolving credit agreements.

Net debt increased marginally by 4% to $2bn at 31 December 2017, from $1.92bn at the end of 2016. However, net debt fell by $150m from the level of $2.15bn reported at mid year.

SAFETY

The Company's All-Injury Frequency Rate (AIFR), the broadest measure of workplace safety, for the quarter ended 31 December 2017 was 6.67 per million hours worked, a 6% improvement from 7.08 in the previous quarter. Yatela, Siguiri, Obuasi, La Colosa, Gramalote, Quebradona and Growth and Exploration achieved an injury free quarter. The AIFR for the year ended 31 December 2017 was 7.53 compared to 7.71 for the year ended 31 December 2016.

Prior to a fatality occurring in July 2017, the Company recorded three consecutive fatality-free quarters for the first time in its history, with the South African ultra-deep mines, achieving 349 fatality-free days. The International Operations set a record of 495 days without a fatality.

Regrettably, the strong start to the year was marred by seven fatalities in the second half, four of which were seismic-related, two were caused by falls-of-ground and one occurred during rail-bound transport operations. Significant effort is being expended to not only understand the cause of each of these incidents, but also the root cause of other high potential incidents that could have resulted in fatalities.

SECOND HALF

Free cash flow of $162m was generated in the second half of 2017, a 5% decrease on the prior year's second half. Higher operating costs impacted by stronger local currencies, inflation and the payment of the South African redundancy costs, as well as unfavourable working capital movements and higher taxes, were partially offset by higher gold sold. Free cash flow pre-growth investment was $231m, 4% lower than the previous year.

Production for the second half of 2017 was 2.007Moz, a 15% improvement on the first half of the year and a 7% increase on the six months ended 31 December 2016. Strong performances in the International portfolio, notably in Continental Africa at Siguiri and Geita and in Australia at both Sunrise Dam and Tropicana, offset production losses in South Africa due to the orderly closure of Tau Tona and Savuka as well as safety stoppages.

AISC for the second half of 2017 was $1,038/oz, lower than the $1,058/oz reported for the second half of 2016, reflecting an increase in gold sales, offsetting the stronger local currencies as well as the impact of lower sustaining capital expenditure on a per ounce basis.

During the fourth quarter of 2017, the group achieved an AISC of $1,006/oz, a 4% improvement over the fourth quarter of 2016.

OUTLOOK**

Production guidance for 2018 year is estimated to be between 3.325Moz and 3.450Moz (includes three months production from Moab and Kopanang at ~30koz per month). Total cash costs are estimated to be between $770/oz and $830/oz and AISC between $990/oz and $1,060/oz at average exchange rates against the US dollar of 12.79 (Rand), 3.20 (Brazil Real), 0.78 (Aus$) and 19.61 (Argentina Peso), with oil at $62/bl average for the year, based on market expectations. Capital expenditure is anticipated to be lower at between $800m and $920m (which includes $200m to $250m for growth capital).

Ends

Johannesburg
20 February 2018
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

**Both production and cost estimates assume neither labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, filed with the United States Securities and Exchange Commission.

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**
	cnthite@anglogoldashanti.com
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**
	sbailey@anglogoldashanti.com
General inquiries	**media@anglogoldashanti.com**

Investors

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**
	sbailey@anglogoldashanti.com
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**
	sbrockman@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**
	fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In

addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 20, 2018

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance